Exhibit 99.2

Atento Announces Closing of Secondary Offering of Ordinary Shares

New York, November 14, 2017 — Atento S.A. (“Atento” or the “Company”) (NYSE: ATTO), the largest provider of customer relationship management and business process outsourcing solutions (CRM BPO) in Latin America and among the top five providers worldwide, announced today the closing of the previously announced underwritten secondary offering by an affiliate of Bain Capital Private Equity, L.P. (the “Selling Shareholder”) of 12,095,082 ordinary shares of the Company at the public offering pricing of $9.00 per share (the “Offering”). The Selling Shareholder also granted the underwriters a 30-day option to purchase up to an additional 1,844,262 ordinary shares (the “Over-Allotment Option”). The underwriters exercised the Over-Allotment Option in full, which closed concurrently with the Offering. The Company will not receive any of the proceeds from the shares sold in the Offering.

Morgan Stanley, Credit Suisse and Itaú BBA are acting as global coordinators for the Offering.

A shelf registration statement (including a prospectus) relating to the ordinary shares was filed with the Securities and Exchange Commission (“SEC”) on August 18, 2017 and became effective on August 30, 2017. A copy of the prospectus supplement relating to the Offering was filed with the SEC on November 13, 2017. The Offering was made only by means of a prospectus supplement and the accompanying prospectus. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus and accompanying prospectus supplement may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York 10010, or by telephone at +1 (800) 221-1037, or by email at newyork.prospectus@credit-suisse.com or Itau BBA USA Securities, Inc., 767 Fifth Avenue, 50th Floor, New York, New York 10153, Attention: Steven M. Hurwitz or by telephone at +1 (212) 710-6734, or by email at steven.hurwitz@itaubba.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these ordinary shares, nor shall there be any sale of these ordinary shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) services in Latin America, and among the top five providers globally, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, Atento has developed its business model in 13 countries where it employs 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento’s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2016, Atento was named one of the World’s 25 Best Multinational Workplaces by Great Place to Work® for the fourth consecutive year.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. These statements, including as relates to the timing and payment of any dividends, reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the SEC.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations

Shay Chor

+55 11 3293 5926

shay.chor@atento.com

Felipe Joaquim Martins de Souza

+55 11 3779 8053

felipe.souza@atento.com

Media Relations

Maite Cordero

+34 91 740 74 47

media@atento.com

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